Filed Pursuant to Rule 433

Registration Statement No. 333-160941

Dated August 22, 2011

PRICING TERM SHEET

3.75% Senior Notes due 2021

Issuer:	Yum! Brands, Inc.
Ratings:	Moody’s: Baa3 (stable) / S&P: BBB- (positive) / Fitch: BBB (stable)
Format:	SEC Registered
Ranking:	Senior Unsecured
Offering Size:	$350,000,000
Trade Date:	August 22, 2011
Settlement Date:	August 29, 2011 (T+5)
Maturity Date:	November 1, 2021
Interest Payment Dates:	Payable semi-annually in arrears on May 1 and November 1
First Pay Date:	May 1, 2012
Treasury Benchmark:	UST 2.125% due 08/15/2021
UST Spot (PX / Yield):	100-08+ / 2.095%
Re-offer Spread to UST:	170 bps
Re-offer Yield to Maturity:	3.795%
Coupon:	3.75%
Issue Price:	99.615%
Net Proceeds to Issuer:	$346,377,500
Day Count Basis:	30 / 360
Make-Whole Call:	Make Whole + 25 bps (before three months prior to the maturity date)
Par Call:	Within three months prior to the maturity date
CUSIP:	988498 AH4
Bookrunners:	Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Morgan Stanley & Co. LLC toll free at 1-866-718-1649.